NEWBURY STREET II ACQUISITION CORP.

121 High Street, Floor 3

Boston, Massachusetts 02110

October 7, 2024

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Newbury Street II Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 19, 2024

File No. 333-281456

Dear Ms. Breslin:

This letter sets forth the responses of Newbury Street II Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), to the comment letter dated October 1, 2024 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 1 to the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on September 19, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to its registration statement on Form S-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We acknowledge your revisions in response to prior comment 4. On the cover page and throughout the prospectus where you discuss non-managing sponsor membership interests and the 3,235,936 founder shares and 404,500 private placement units they represent, please clarify whether these founder shares and private placement units would be either in addition to or included within the 6,118,000 founder shares and 450,000 private placement units held or to be purchased by the sponsor.

Response: The Company acknowledges the Staff’s comment and in response to this comment, the disclosure on the cover page and throughout the prospectus has been revised to clarify that (i) the 2,980,000 founder shares to be received by the non-management sponsor members from the sponsor for purchasing 372,500 private placement units from the sponsor are included in the 6,118,000 founder shares owned by the sponsor, and (ii) the 372,500 private placement units to be purchased by the non-management sponsor members from the sponsor are included in the 452,500 private placement units to be purchased by the sponsor in the private placement which is to close simultaneously with the closing of the public offering of the units.

Sponsor Information, page 11

2. In the table of compensation and securities issued or to be issued, please include the private placement equivalent units that may be issued to the sponsor upon conversion of up to $1,500,000 of working capital loans at a price of $10.00 per unit. Please also include this disclosure on the cover page, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in response to this comment, the private placement equivalent units that may be issued to the sponsor upon conversion of up to $1,500,000 of working capital loans at a price of $10.00 per unit has been included in the table of compensation and securities issued and to be issued. We call your attention to the disclosure in the fifth paragraph of the cover page which states [i]n the event that following this offering we obtain working capital loans from our sponsor to finance transaction costs related to our initial business combination, up to $1,500,000 of such loans may be convertible into private placement equivalent units described below of the post-business combination entity at a price of $10.00 per unit at the option of our sponsor.”

3. We note your response to prior comment 8. Please include the disclosure regarding the lockup under the letter agreement with BTIG in the table, here and in the table on page 114.

Response: The Company acknowledges the Staff’s comment, and in response to this comment has added BTIG to the individuals or entities subject to the lockup under the letter agreement with BTIG in the tables on pages 12 and 114.

4. We acknowledge your revisions in response to prior comment 10. Please revise the tables on pages 12 and 114 to clarify the material terms of the exception to transfer restrictions under the sponsor’s operating agreement, referred to in clause (iv) in the tables. Please also include disclosure on pages 12 and 114 that there are no limitations or restrictions on the terms or types of transfers that can be approved by the manager of our sponsor in the sponsor’s operating agreement, as you have stated on page 153.

Response: The Company acknowledges the Staff’s comment, and in response to this comment has added a footnote to the tables on pages 12 and 114 to clarify the material terms of the exception to transfer restrictions under the sponsor’s operating agreement, referred to in clause (iv) in the tables, and to state that there are no limitations or restrictions on the terms or types of transfers that can be approved by the manager of our sponsor in the sponsor’s operating agreement.

Summary of Risk Factors, page 42

5. Please revise your summary of risk factors to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 151 of your prospectus.

Response: The Company acknowledges the Staff’s comment, and in response to this comment has added a risk factor to the summary of risk factors stating that “[i]f the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest and vote them in favor of the Company’s initial business combination, no affirmative votes from other public shareholders would be required to approve our initial business combination”.

Risks Relating to our Sponsor and Management Team, page 64

6. We note your disclosure on page 12 and elsewhere that in order to facilitate the initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement units or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company acknowledges the Staff’s comment, and in response to this comment has added a risk factor on page [68] as part of the section of the Risk Factors captioned “Risks Relating to our Sponsor and Management Team –The ownership interest of our sponsor may change, and our sponsor may divest its ownership interest in us before identifying a business combination, which could deprive us of key personnel.”

Dilution, page 99

7. We note that one of your calculation assumptions is that “no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that [you] may seek in connection with an initial business combination.” Please expand your disclosure to highlight that notwithstanding this assumption, you may need to issue such securities, as you intend to target an initial business combination with a target company whose enterprise value is greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 105 of your prospectus.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure in response to this comment.

Proposed Business, page 109

8. We acknowledge your revisions in response to prior comment 17. Please explain how the type of transaction you would target will be substantially different than what your sponsor, directors, and officers would target.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure in this section and throughout the prospectus in response to this comment. In connection with the disclosure discussing the various conflicts of interest which our sponsor, directors and officers may have by virtue of their financial interests in the search for a business combination target and the fiduciary and other contractual obligations they may have now and in the future, we have revised the disclosures throughout the prospectus to indicate that “the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.”

Principal Shareholders Transfers of Founder Shares and Private Placement Warrants, page 152

9. We note your response and revisions to prior comment 19. As requested in the comment, please revise this and similar disclosures throughout the prospectus such as on pages 12 and 114, to clarify, if true, that restrictions on the transfer of membership interests would also apply to any non-management sponsor interests.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure in this section and throughout the prospectus in response to this comment. Please note that the disclosures concerning the restriction on Transfers in the operating agreement of the sponsor state that “the sponsor’s operating agreement does not permit any member of our sponsor (including non-managing sponsor members) to Transfer all or any portion of its membership interests in our sponsor, except (i) with the prior written consent of the managing member of our sponsor, or (ii) after the closing of a business combination, to such member’s affiliates, immediate family, or to a trust, the primary beneficiary(ies) of which is a member or members of such member’s immediate family; provided that such recipient shall be required to become a member of our sponsor pursuant to the terms of our sponsor’s operating agreement and, therefore, be bound by the restrictions on transfers as set forth therein.

Exhibits

10. Please revise the Investment Management Trust Agreement filed as Exhibit 10.3 to reconcile the amount to be deposited with the amount disclosed in the prospectus.

Response: The Company acknowledges the Staff’s comment, and has revised the Investment Management Trust Agreement filed as Exhibit 10.3 to correct the amount to be deposited with the amount disclosed in the prospectus.

We thank the Staff very much for its review of the foregoing and Amendment No. 2 to Registration Statement. If you have questions or further comments concerning Amendment No. 2, please contact our counsel, Mark Orenstein of Ellenoff Grossman & Schole LLP, by telephone at (516) 491-6471 or via e-mail at morenstein@egsllp.com

Sincerely,

Newbury Street II Acquisition Corp.

/s/ Thomas Bushey
Thomas Bushey
Chief Executive Officer

Enclosures

cc:	Ameen Hamady

Shannon Menjivar

Pearlyne Paulemon

Pam Lang

Wei Wang

Christian Nagler, P.C. -- Kirkland & Ellis LLP

4